Exhibit (c)(3)

FEBRUARY 2007 Confidential	Discussion Materials For the Board of Directors and Special Committee of Salton, Inc. Salton Applica Merger

Houlihan Lokey Financial Advisors 245 Park Avenue, 20th Floor New York, New York 10016 212-497-4100 www.hlhz.com
New York Los Angeles Chicago San Francisco Washington, D.C. Minneapolis Dallas Atlanta London Frankfurt
          Confidential

Table of Contents

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Executive Summary	1

Limiting Conditions

Confidential	i

Executive Summary
          Confidential

       Executive Summary
Overview Of The Opinion And Transaction
❖	We understand that SPF Merger Sub, Inc. (the “MergerSub”) a wholly owned direct subsidiary of Salton, Inc. (“Salton” or the “Company”) and APN Holding Company, Inc., (“APN”) the direct parent of Applica Incorporated (“Applica”), propose to enter into the Merger Agreement (defined below) pursuant to which, among other things, MergerSub will be merged with and into APN (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.01 per share, of APN will be converted into the right to receive fully paid and non assessable shares of common stock, par value $0.01 per share, of Salton equal to up to 78,560,711 (the “Merger Consideration”) divided by the number of shares of APN common stock issued and outstanding immediately prior to the effective time subject to (i) anti-dilution adjustments and (ii) the payment of cash for fractional shares. We further understand upon the closing of the Transaction, Harbinger is raising debt financing to retire the combined company’s existing debt, redeem the preferred equity of Salton and pay Transaction fees (the “Refinancing”). Specifically, we understand:
w	Salton will set up a merger subsidiary that will merge with Applica Holdco, parent of Applica, with Applica Holdco becoming the surviving corporation.

w	Applica will exchange its stock for stock of Salton, which will continue to be listed on the New York Stock Exchange.

w	Combined company debt will be between $400 and $420 million at close and Applica will use commercially reasonable efforts to deliver third party financing commitments (at predetermined terms) to Salton within 45 days for the Refinancing. If Applica fails to deliver the financing commitments, either party can terminate the Merger Agreement and Harbinger/Applica will pay a reverse termination fee of $10.3 million, payable by surrendering $10.3 million face value of Salton debt (plus accrued interest).

w	Salton has a “fiduciary out” with the ability to engage in discussions or negotiations with other parties in response to unsolicited bona fide offers to purchase the Company that are superior to the Transaction; subject to a termination fee of $1.5 million and up to $1 million in expense reimbursement prior to the delivery of financing commitments, in connection with the Refinancing, with key terms satisfying certain parameters, and after such delivery, Applica’s termination fee and expense reimbursement will be $2.5 million and $2.0 million, respectively.

w	Applica will have the flexibility prior to closing to sell assets, but not pay dividends or make distributions to its shareholders.

w	Salton requires an affirmative shareholder vote for the Transaction; and for the issuance of shares and amendment to the certificate of incorporation, the affirmative vote of a majority of the votes cast on the proposal. Harbinger has agreed to vote its Salton shares in favor of the Transaction and the Transaction will be subject to a force the vote provision.

w	The Salton shareholder rights plan will be inapplicable to the Transaction.

Confidential	1

          Executive Summary
Overview Of The Opinion And Transaction(CONTINUED)
❖	We understand that the board of directors (the “Board”) of the Company and the special committee thereof (the “Special Committee”) have retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to render an opinion (the “Opinion”) as to whether the Merger Consideration is fair to the Company from a financial point of view.

❖	The Opinion does not address the Company’s underlying business decision to effect the Transaction.

Confidential	2

     Executive Summary
Items Reviewed
❖	In connection with the Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
w	reviewed the Company’s annual reports to shareholders on Form 10-K for the fiscal years ended July 3, 2004, July 2, 2005, and July 1, 2006, and quarterly reports on Form 10-Q for the quarter ended September 30, 2005 and September 30, 2006;

w	reviewed Applica’s annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2004, December 31, 2005, and December 31, 2006, and quarterly reports on Form 10-Q for the three quarters ended September 30, 2005 and September 30, 2006;

w	met with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction;

w	met with certain members of the management of APN regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction;

w	reviewed the following agreements and documents in final or substantially final form:
➢	Agreement and Plan of Merger By and Among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc. dated as of February 7, 2007;

➢	Form of the Registration Rights Agreement by and among Salton, Inc., Harbinger Capital Partners Master Fund I, LTD. and Harbinger Capital Partners Special Situations GP, L.P.;

➢	Form of Stockholders Agreement by and among Salton, Inc., Harbinger Capital Partners Master Fund I, LTD. and Harbinger Capital Partners Special Situations GP, L.P.;

➢	Commitment Agreement by and among Salton, Inc., Harbinger Capital Partners Master Fund I, LTD. and Harbinger Capital Partners Special Situations GP, L.P. dated as of February 7, 2007; and

➢	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation;

➢	By laws of APN Holding Company, Inc.
w	reviewed financial forecasts and projections prepared by the managements of the Company and Applica with respect to the Company and Applica for the fiscal years ended July 1, 2007 through 2009 for Salton and for fiscal years ended December 31, 2007 through December 31, 2008 for Applica, as well as the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects, strategic benefits and other synergies expected by the managements of the Company and Applica to result from the Transaction (the “Synergies”);

Confidential	3

         Executive Summary
Items Reviewed(CONTINUED)
❖	reviewed the historical market prices and trading volume for the Company’s and Applica’s publicly traded securities for the past three years and those of certain publicly traded companies which we deemed relevant;

❖	reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that we deemed relevant for companies in related industries to the Company and Applica; and

❖	conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

Confidential	4

          Executive Summary
Summary of Strategic Alternatives Considered

Alternatives	Considerations (+ / –)
Do Nothing	(+)	No disruption to the management team or business

	(–)	Provides no liquidity for shareholders

	(–)	Does not address the issue of the Company’s thinly traded and poorly performing stock

	(–)	Does not address the operational and financial issues of the Company including the declining sales and liquidity issues

	(–)	Provides substantial challenge for satisfying the Company’s debt and preferred obligations that mature in 2008

Managed Break-up	(+)	Provides liquidity to shareholders and may provide for debt paydown

	(–)	Long process with significant execution risk and disruption to the business

	(–)	Possible downward pressure on multiples if viewed as a distressed sale

Sale of the Entire Company	(+)	Provides shareholders with liquidity

	(+)	May provide the highest valuation if a strategic buyer is convinced to share the value of synergies

	(–)	Disruptive to business and management time

	(–)	May require disclosure of confidential information to competitors

Confidential	5

          Executive Summary
Merger Consideration
❖	The Merger Consideration was based upon Salton owning approximately 17% and Applica owning 83% of the combined entity.

❖	The Merger Consideration and corresponding exchange ratio analyses are preliminary and subject to change based on the treatment of the Silver Point warrants, Sabin and Rue warrants and the number of shares at Applica Holdco.
Merger Consideration / Exchange Ratio Calculation

(Shares in millions)	Shares		Ownership %
Salton Shares Outstanding(1)	15.08
Silver Point Warrants(2)	0.72
Management COC Warrants(3)
Sabin(3)	0.14
Rue(3)	0.14
Total	16.09		17.0%

Total Pro Forma Shares Outstanding	94.65		100.0%
Salton Shares Issued to Applica: “Merger Consideration”	78.56		83.0%

Applica Shares Outstanding(4)	25.00
Exchange Ratio: Salton to Applica	78.6	=	3.14	x

	25.0

(1)	15,084,992 as listed in Agreement, includes 701,600 exchanged for debt on December 28, 2006. Assumes no dilutive shares from stock option plans.

(2)	Includes the fully diluted number of warrants (719,320) issued in connection with the senior credit facility at a $2.12 exercise price.

(3)	Sabin and Rue warrants become effective upon a change of control within six months of execution of contract (Sabin on 2/24/07 and Rue on 4/18/07). Sabin is at 141,510 and Rue is at 144,928. Assumes agreements are extended to close date.

(4)	Applica shares represents 24.995 million shares as of November 1, 2006, does not include dilutive options which were assumed to be cashed out.

Confidential	6

          Executive Summary
Market Multiple Methodology

			EV / EBITDA
($ in millions)	EV		3-YR Avg.	FYE	LTM	NFY	NFY + 1
Newell Rubbermaid Inc	$10,668		12.1x	12.7x	11.6x	11.9x	11.0x
Jarden Corp	4,092		24.6x	13.7x	10.9x	9.5x	8.8x
Lifetime Brands Inc	360		15.7x	11.7x	11.0x	8.0x	6.2x
Helen Of Troy Corp Ltd	966		10.1x	11.5x	11.4x	11.4x	9.4x
Apple	245	(1)	9.0x	16.3x	11.5x	NA	NA
National Presto Inds Inc	313		12.0x	11.1x	7.6x	NA	NA

Low			9.0x	11.1x	7.6x	8.0x	6.2x
High			24.6x	16.3x	11.6x	11.9x	11.0x

Median			12.0x	12.2x	11.2x	10.4x	9.1x
Mean			13.9x	12.8x	10.7x	10.2x	8.8x

Median (without Apple)			12.1x	11.7x	11.0x	10.4x	9.1x
Mean (without Apple)			14.9x	12.2x	10.5x	10.2x	8.8x

			EV / Revenue
	EV		3-YR Avg.	FYE	LTM	NFY	NFY + 1
Newell Rubbermaid Inc	$10,668		1.6x	1.7x	1.6x	1.7x	1.7x
Jarden Corp	4,092		2.7x	1.3x	1.1x	1.1x	1.0x
Lifetime Brands Inc	360		1.6x	1.2x	0.8x	0.7x	0.6x
Helen Of Troy Corp Ltd	966		1.8x	1.6x	1.5x	1.5x	1.5x
Apple	245	(1)	0.4x	0.4x	0.4x	NA	NA
National Presto Inds Inc	313		2.0x	1.7x	1.2x	NA	NA

Low			0.4x	0.4x	0.4x	0.7x	0.6x
High			2.7x	1.7x	1.6x	1.7x	1.7x

Median			1.7x	1.5x	1.1x	1.3x	1.2x
Mean			1.7x	1.3x	1.1x	1.3x	1.2x

Median (without Apple)			1.8x	1.6x	1.2x	1.3x	1.2x
Mean (without Apple)			1.9x	1.5x	1.3x	1.3x	1.2x

			EV / EBIT
	EV		3-YR Avg.	FYE	LTM	NFY	NFY + 1
Newell Rubbermaid Inc	$10,668		16.2x	17.0x	15.2x	14.5x	12.8x
Jarden Corp	4,092		30.1x	17.0x	13.2x	11.2x	10.2x
Lifetime Brands Inc	360		19.5x	14.3x	14.3x	9.2x	6.4x
Helen Of Troy Corp Ltd	966		11.2x	13.5x	13.8x	13.7x	10.9x
Apple	245	(1)	34.3x	NMF	19.3x	NA	NA
National Presto Inds Inc	313		13.7x	13.1x	9.2x	NA	NA

Low			11.2x	13.1x	9.2x	9.2x	6.4x
High			34.3x	17.0x	19.3x	14.5x	12.8x

Median			17.8x	14.3x	14.0x	12.5x	10.5x
Mean			20.8x	15.0x	14.2x	12.2x	10.1x

Median (without Apple)			16.2x	14.3x	13.8x	12.5x	10.5x
Mean (without Apple)			18.1x	15.0x	13.1x	12.2x	10.1x

Footnotes:

Note: Forward estimates from IBES

(1)	Based on Apple’s trading price of $3.46, as of July 21, 2006 (Before announcement made by Nacco Industries regarding their plan to merge Apple with Hamilton Beach/Proctor-Silex)

Confidential	7

          Executive Summary
Comparable Transactions
($ in millions)

Announce	Effective						TEV as a Multiple of LTM:
Date	Date	Target	Acquirer	Target Description	TEV		Revenue	EBITDA	EBIT
7/17/05	3/31/2006	Maytag Corp.	Whirlpool Corp.	Engages in the design, manufacture, and distribution of home and commercial appliances in North America and internationally.	$2,592.5		0.6x	9.2x	23.5x
6/29/05	7/18/2005	The Holmes Group, Inc.	Jarden Corp.	Designs and manufactures home appliances, fans, purifiers, roaster ovens, deep fryers, etc.	$975.0		1.4x	11.2x	12.8x
1/3/05	6/1/2004	United Industries Corp.	Spectrum Brands, Inc./Rayovac Corporation	Manufactures and markets consumer lawn and garden care products as well as household insect control products.	$1,310.6		2.0x	13.6x	19.3x
9/20/04	1/24/2005	American Households, Inc. (“Sunbeam”)	Jarden Corp.	Manufactured outdoor products, air compressors, pressure washers, and home safety devices.	$873.2		0.5x	7.4x	NA
6/8/04	6/1/2004	Oxo International LP	Helen of Troy Ltd.	Made kitchen tools, household cleaning tools, barware, garden tools, etc.	$273.0		2.9x	10.7x	11.0x
6/2/04	8/2/2004	All-Clad, Inc.	SEB SA	Produced cookware for restaurant and home use.	$250.0		2.4x	12.6x	17.3x
4/30/04	6/1/2004	Ames True Temper, Inc.	Castle Harlan, Inc.	Manufactures and markets nonpowered lawn and garden tools.	$380.0		0.9x	7.2x	9.2x
Mean							1.5x	10.3x	15.5x
Median							1.4x	10.7x	15.0x
High							2.9x	13.6x	23.5x
Low							0.5x	7.2x	9.2x
Excluded from analysis:
9/14/06	1/23/2007	Apple	HMC Investors LLC	Engages in the marketing and distribution of small household appliances primarily in the United States.	$312.8	(1)	0.6x	19.3x	NMF

Footnotes:

(1)	Apple’s Total Enterprise Value at: $6.00 per share = $257.6 mm; $6.50 per share = $269.9 mm; $7.00 per share = $282.1 mm; $7.50 per share = $294.4 mm; $8.00 per share = $306.6 mm; $8.25 per share = $312.8 mm.

Confidential	8

          Executive Summary
Valuation Summary — Salton

Note: Unaffected share price is as of January 22, 2007.

[1]	Comparable Transactions methodology assumes debt redemption financing costs.

Confidential	9

          Executive Summary
Valuation Summary — Applica1

[1]	Assumes a majority of Applica debt pay down.

[2]	Based on Applica’s trading price of $3.46, as of July 21, 2006 (Before announcement made by Nacco Industries regarding their plan to merge Applica with Hamilton Beach/Proctor-Silex).

Confidential	10

          Executive Summary
Observations / Fairness Considerations
❖	Houlihan Lokey performed a comparison of the Merger Consideration and corresponding exchange ratio and ownership of the combined company to equivalent merger consideration and corresponding exchange ratio and ownership of the combined company calculated based upon: (i) Salton’s publicly traded share price versus Harbinger/Applica purchase price of $8.25 with and without the effect of Harbinger paying down a majority of Applica’s debt and (ii) Houlihan Lokey’s independent valuation. The equivalent consideration ranges from 88.9 million shares to 256.1 million shares (corresponding exchange ratios range from 3.56x to 10.24x and ownership of the combined company for Applica in the range of 84.7% to 94.1%), in comparison to the Merger Consideration of up to 78.6 million shares (corresponding exchange ratio of 3.1x and ownership of the combined company of 83%).
Applica/Salton Merger Consideration Analysis

	Salton Closing Price as of Jan. 22, 2007(1)		Salton based upon Independent Valuation
	Harbinger	Adjusted		Adjusted
	Purchase	Purchase Price	Independent	Purchase Price
(shares in millions)	of Applica	(incl. debt paydown)	Valuation	(incl. debt paydown)
Applica Share Price	$8.25	$12.84	$7.73 (2)	$12.84

Salton Share Price	$2.32	$2.32	$1.25 (3)	$1.25 (3)

Exchange Ratios:	3.56	5.53	6.17	10.24

Merger Consideration:	88.88	138.28	154.29	256.07

Corresponding Shares/Ownership:
Salton Shares	16.09	16.09	16.09	16.09
Shares to Applica	88.88	138.28	154.29	256.07

Total Shares O/S	104.97	154.37	170.39	272.16

Salton Ownership Percentage	15.3%	10.4%	9.4%	5.9%
Applica Ownership Percentage	84.7%	89.6%	90.6%	94.1%

Total	100.0%	100.0%	100.0%	100.0%

(1)	Assumed unaffected share price as of January 22, 2007, which was the closing price prior to the close of the Harbinger/Applica transaction

(2)	Midpoint of implied reference range, with the assumption of a majority of Applica net debt paid down by Harbinger

(3)	Midpoint of implied reference range for Salton

Confidential	11

          Executive Summary
Valuation Summary

(figures in millions, except per share values)			Low		High
Enterprise Value

	Implied Salton Standalone Reference Range		$380	—	$420

	Implied Applica Standalone Reference Range		$215	—	$235

	EBITDA	Multiple Range

Value of Synergies	$50	0.0 x — 10.0 x	$0	—	$500
Results Summary
	Enterprise Value from Operations		$595	—	$1,155

	Less: Estimated Post Transaction Net Debt Range(1)		$420	—	$401

	Equity Value		$175	—	$754

	Pro Forma Number of Shares Outstanding (mm)		94.7	—	94.7

	Per Share Value		$1.85	—	$7.97

Footnotes:

(1)	This analysis assumes Applica contributes $50.0 million of debt at the low end and $30.5 million of debt at the high end of valuation; If Applica contributes $30.5 million of debt, the per share value is $2.15 at the low end of valuation.

Confidential	12

          Executive Summary
Value to Salton Shareholders
❖	The following table illustrates the stand-alone per share value of Salton based upon the Comparable Companies and Comparable Transaction valuation approaches in comparison to Salton’s ownership of the Combined Company on a per share basis.

Note: Unaffected share price is as of January 22, 2007.

[1]	Comparable Transactions methodology assumes debt and preferred redemption financing costs.

[2]	Assumes Silver Point warrants are exercised

Confidential	13

          Executive Summary
Pro Forma Analysis – Illustrative

($ in millions)
Pro Forma Combined EBITDA	$85.0					$100.0					$115.0
Assumed Range of Multiples	7.0	x	—	9.0	x	7.0	x	—	9.0	x	7.0	x	—	9.0	x

Implied Combined TEV	$595.0			$765.0		$700.0			$900.0		$805.0			$1,035.0
Less: Post Net Transaction Debt(1)	420.3			400.8		420.3			400.8		420.3			400.8

Implied Combined Equity Value	$174.7			$364.2		$279.7			$499.2		$384.7			$634.2
Strawberry ownership	17.0%			17.0%		17.0%			17.0%		17.0%			17.0%

Implied Strawberry Equity Value	$29.7			$61.9		$47.6			$84.9		$65.4			$107.8
Strawberry Shares Post Transaction	16.1			16.1		16.1			16.1		16.1			16.1

Implied Strawberry Share Price	$1.85			$3.85		$2.96			$5.27		$4.06			$6.70
Premium/(Discount) to Unaffected Share Price (2)	(20.4%)			65.9%		27.4%			127.3%		75.2%			188.8%

Footnotes:

(1)	This analysis assumes Apple contributes $50.0 million of debt at the low end and $30.5 million of debt at the high end of valuation.

(2)	Unaffected share price is $2.32 as of January 22, 2007.

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          Executive Summary
Fairness Conclusion
❖	It is our opinion that, as of the date hereof, the Merger Consideration is fair to the Company from a financial point of view.

Confidential	15

Limiting Conditions
Confidential

          Limiting Conditions
Assumptions and Qualifications
❖	These materials are provided solely for the information of the Board of Directors and the Special Committee by Houlihan Lokey in connection with the Board’s and Special Committee’s consideration of the Transaction. These materials are for discussion purposes only and may not be relied upon by any person or entity for any purpose except as expressly contemplated by the written terms of Houlihan Lokey’s engagement.

❖	These materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under state, federal or international securities or other laws, rules or regulation and, accordingly, neither the Board, the Special Committee, the Company nor Houlihan Lokey takes any responsibility for these materials if used by persons other than the Board or the Special Committee.

❖	These materials are provided on a confidential basis solely for the information of the Board and the Special Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without our express prior written consent. Notwithstanding the foregoing, Houlihan Lokey imposes no restrictions on the disclosure by the Company (including its employees, representatives and agents) of the tax treatment or tax structure of any transaction, including those portions of any materials containing such information that are provided by Houlihan Lokey to the Company. Any discussion in these materials regarding any U.S. federal tax matter is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such discussion was written to support the marketing or promotion of the transaction(s) or matters(s) to which the discussion relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. Houlihan Lokey is not an expert on, and nothing contained herein should be construed as advice with regard to, legal, accounting, regulatory, insurance or tax matters.

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          Limiting Conditions
Assumptions and Qualifications (continued)
❖	These materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date of these materials. Houlihan Lokey undertakes no obligation to update, revise or reaffirm these materials. These materials are not intended to provide the sole basis for evaluation of the Transaction, do not purport to contain all information that may be required and should not be considered a recommendation with respect to the Transaction. These materials do not constitute an opinion with respect to the Transaction, nor a recommendation to any security holder of the Company or any other person as to how such person should vote or act with respect to the Transaction. The preparation of these materials involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances and, therefore, are not readily susceptible to summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Thus, the analyses contained in these materials must be considered as a whole. Selecting portions of the analyses, without considering all analyses, could create an incomplete view. Estimates of value contained in the analyses are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable.

❖	Houlihan Lokey and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to the Company. More specifically, Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”), an affiliate of Houlihan Lokey, is acting as financial advisor to the Company with respect to the exploration of the Company’s strategic alternatives, including a possible merger, consolidation, joint venture, partnership, spin-off, split-off, business combination, tender or exchange offer, recapitalization, sale, distribution, transfer or other disposition of assets or equity interests or similar transaction, in each case involving all or a substantial portion of the business, assets or equity interests of the Company and its subsidiaries, in one or more transactions (the “Strategic Transaction”). Upon the consummation of the Strategic Transaction, HLHZ will receive a transaction fee (against which 100% of the fees for this Opinion will be credited) equal to 0.95% of the Transaction Value (as defined in the engagement letter for these services). In addition, the Company has agreed to indemnify Houlihan Lokey and its affiliates for certain liabilities that may arise in connection with our engagement.

❖	Houlihan Lokey and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to Applica, and directly or indirectly on behalf of Harbinger Capital Partners, however, no such services have related to the Transaction.

❖	Houlihan Lokey has acted as financial advisor to the Company with respect to the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the successful completion of the Transaction. The Company has agreed to indemnify Houlihan Lokey and its affiliates for certain liabilities that may arise in connection with our engagement.

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          Limiting Conditions
Assumptions and Qualifications (continued)
❖	All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including the Synergies) reflected herein have been prepared by the management or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from public sources, which involve numerous and significant subjective determinations made by the management or which such management has reviewed and found reasonable. The budgets and projections contained herein may or may not be achieved and differences between projected results and those actually achieved may be material. We have assumed that such budgets and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements (or, with respect to information obtained from public sources, represent reasonable estimates). Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to it or obtained from public sources without assuming any responsibility for independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, we have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or any other participant in the Transaction since the date of the most recent financial statements provided to us, and that the final forms of any draft documents reviewed by us will not differ in any material respect from such draft documents.

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